MANAGEMENT’S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2017

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2017

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2017

1.1 Date

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements (“Financial Statements”) of Northern Dynasty Minerals Ltd. (“Northern Dynasty” or the “Company”) for the year ended December 31, 2017 as publicly filed under the Company’s profile on SEDAR at www.sedar.com.

The Company reports in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (together, ”IFRS”). The following disclosure and associated Financial Statements are presented in accordance with IFRS. This MD&A is prepared as of March 28, 2018.

All dollar amounts herein are expressed in thousands of Canadian dollars, unless otherwise specified.

This MD&A contains certain forward-looking information and forward-looking statements within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements describe our future plans, strategies, expectations and objectives, and are generally, but not always, identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology.

Forward-looking statements contained or incorporated by reference into this MD&A include, without limitation, statements regarding:

●	our expectations regarding the potential for securing the necessary permitting of a mine at the Pebble Project;
●	the outcome of due diligence and negotiations to complete a partnering transaction;
●	the outcome of any legal proceedings in which we are engaged;
●	our ability to raise capital for the exploration and development activities;
●	our expected financial performance in future periods;
●	our plan of operations; and
●	factors relating to our investment decisions.

Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. We believe that the assumptions and expectations reflected in such forward-looking information are reasonable.

Key assumptions upon which the Company’s forward-looking information are based include:

●	that we will be able to secure sufficient capital necessary for continued environmental assessment and permitting activities and engineering work which must be completed prior to any potential development of the Pebble Project which would then require engineering and financing in order to advance to ultimate construction;
●	that we will successfully complete a partnering transaction, including finalization of definitive agreements and fulfilment of conditions precedent therein, including receipt of all approvals;
●	that we will ultimately be able to demonstrate that a mine at the Pebble Project can be economically developed and operated in an environmentally sound and socially responsible manner, meeting all relevant federal, state and local regulatory requirements so that we will be ultimately able to obtain permits authorizing construction of a mine at the Pebble Project;
●	that the market prices of copper, gold, molybdenum and silver will not significantly decline or stay depressed for a lengthy period of time;
●	that our key personnel will continue their employment with us; and
●	that we will continue to be able to secure minimal adequate financing on acceptable terms.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2017

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions that may have been used. Forward-looking statements are also subject to risks and uncertainties facing our business, any of which could have a material impact on our outlook.

Some of the risks we face and the uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements include:

●	an inability to ultimately obtain permitting for a mine at the Pebble Project;
●	an inability to establish that the Pebble Project may be economically developed and mined or contain commercially viable deposits of ore based on a mine plan for which government authorities are prepared to grant permits;
●	an inability to complete a partnering transaction on terms satisfactory to the Company;
●	an inability to continue to fund exploration and development activities and other operating costs;
●	the highly cyclical and speculative nature of the mineral resource exploration business;
●	the pre-development stage economic viability and technical uncertainties of the Pebble Project and the lack of known reserves on the Pebble Project;
●	an inability to recover even the financial statement carrying values of the Pebble Project if we cease to continue on a going concern basis;
●	the potential for loss of the services of key executive officers;
●	a history of, and expectation of further, financial losses from operations impacting our ability to continue on a going concern basis;
●	the volatility of copper, gold, molybdenum and silver prices and mining share prices;
●	the inherent risk involved in the exploration, development and production of minerals, and the presence of unknown geological and other physical and environmental hazards at the Pebble Project;
●	the potential for changes in, or the introduction of new, government regulations relating to mining, including laws and regulations relating to the protection of the environment and project legal titles;
●	potential claims by third parties to titles or rights involving the Pebble Project;
●	the possible inability to insure our operations against all risks;
●	uncertainty related to litigation;
●	the highly competitive nature of the mining business;
●	the potential equity dilution to current shareholders from future equity financings; and
●	that we have never paid dividends and will not do so in the foreseeable future.

While the effort was made to list the primary risk factors, this list should not be considered exhaustive of the factors that may affect any of our forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, the risks and uncertainties described above and otherwise contained herein.

Our forward-looking statements and risk factors are based on the reasonable beliefs, expectations and opinions of management on the date of this MD&A. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should appreciate the inherent uncertainty of, and not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws.

For more information on the Company, investors should review the Company’s annual information form and home jurisdiction filings that are available on SEDAR at www.sedar.com.

The Company reviews its forward-looking statements on an ongoing basis and updates this information when circumstances require it.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2017

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

The following section uses the terms “measured resources” and “indicated resources”. The Company advises investors that although those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

The following section uses the term “inferred resources”. The Company advises investors that although this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred resource exists, or is economically or legally mineable.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2017

1.2 Overview

Northern Dynasty is a mineral exploration company which, through subsidiaries, holds a 100% interest in mining claims that are part of or in the vicinity of the Pebble Copper-Gold-Molybdenum-Silver Project (the “Pebble Project” or “Pebble”) in southwest Alaska, USA (“US”). The Company’s business in Alaska is operated through the Pebble Limited Partnership (the “Pebble Partnership”), a wholly-owned Alaskan registered limited partnership.

The Pebble Project is an initiative to develop one of the world’s most important mineral resources. The current mineral resources, as estimated at a 0.30% copper equivalent (CuEQ)1 cut-off grade comprise:

●	6.456 billion tonnes in the combined Measured and Indicated categories at a grade of 0.40% copper, 0.34 g/t gold, 240 ppm molybdenum and 1.7 g/t silver, containing 57 billion pounds of copper, 71 million ounces of gold, 3.4 billion pounds of molybdenum and 345 million ounces of silver; and

●	4.454 billion tonnes in the Inferred category at a grade of 0.25% copper, 0.25 g/t gold, 226 ppm molybdenum and 1.2 g/t silver, containing 25 billion pounds of copper, 36 million ounces of gold, 2.2 billion pounds of molybdenum and 170 million ounces of silver.

In 2017, Northern Dynasty advanced its near-term goals, enabling the Company to progress the Pebble Project toward development. On May 12, 2017, the Company announced that the Pebble Partnership and the US Environmental Protection Agency (“EPA”) had reached a settlement agreement (the “joint settlement agreement”) with respect to the longstanding legal dispute over a pre-emptive regulatory action for the Pebble Project under the Clean Water Act (“CWA”, also described below as the “Proposed Determination” under Section 1.2.1.3 Legal Matters). Under the terms of the joint settlement agreement:

●	the EPA agreed the Pebble Project can proceed into normal course permitting under the CWA and National Environmental Policy Act, and that it cannot seek to utilize its authority under CWA 404(c) until such time as a final Environmental Impact Statement has been completed by the US Army Corps of Engineers, so long as that occurs within a period of four years following the settlement agreement, and that Pebble Partnership files permit applications within 30 months of the date of the joint settlement agreement. EPA further agreed to initiate a process to consider withdrawing the Proposed Determination it issued under CWA 404(c) in July 2014. In January 2018, EPA announced that it had suspended the process to withdraw the preemptive regulatory action but will continue to support Pebble’s due process rights and right to proceed with permitting as agreed to in the 2017 joint settlement agreement; and

●	the Pebble Partnership agreed to terminate each of the legal actions it brought against EPA since 2014, including the action under the Federal Advisory Committee Act; an action challenging EPA’s statutory authority under the Clean Water Act; and an action under the Freedom of Information Act.

A copy of the joint settlement agreement is posted under the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Once the joint settlement agreement was in place, Northern Dynasty refocused its efforts toward securing a project partner(s) with the financial resources to substantially contribute to permitting, building and operating a mine at Pebble. The Company also advanced a comprehensive program of engineering and environmental studies, field investigations and related technical studies to develop the documentation necessary to initiate federal and state permitting. Important progress has been made.

1 Mineral resources at December 2017 as estimated by David Gaunt, PGeo, a qualified person who is not independent of Northern Dynasty. For additional details, see section 1.2.1.2 below or the Company’s 2017 Annual Information Form and 2018 Technical Report, both of which are filed at www.sedar.com.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2017

On December 18, 2017, the Company announced that it has entered into a framework agreement with First Quantum Minerals Ltd. (“First Quantum”), which contemplates that an affiliate of First Quantum may subsequently execute an option agreement with Northern Dynasty. The option agreement contemplates an option payment of US$150 million staged over four years, which will entitle First Quantum to acquire the right to earn a 50% interest in the Pebble Partnership for US$1.35 billion. The option period may be extended for up to 2 years by First Quantum making payments to be agreed upon, and which amounts will be offset against the US$1.35 billion additional investment amount. First Quantum’s entry into the option agreement is contingent on the completion of due diligence, necessary regulatory approvals and the successful negotiation of the final form of the option agreement and associated commercial agreements. First Quantum has made a non-refundable early option payment of US$37.5 million to be applied solely for the purpose of progressing the permitting of the Pebble Project2.

On December 22, 2017, the Pebble Partnership filed for a US Clean Water Act 404 permit with the US Army Corps of Engineers (“USACE” or the “Corps”), initiating federal permitting for the Pebble Project under the National Environmental Policy Act (“NEPA”). On January 5, 2018, the Pebble Partnership received notice from USACE that the Clean Water Act 404 permitting documentation was accepted and that an Environmental Impact Statement (“EIS”) would be required to comply with its NEPA review of the Pebble Project. In February, USACE advised the Pebble Partnership that it had selected AECOM, an experienced and global, integrated engineering, environmental, construction and infrastructure development firm as third-party contractor to support them in completing an EIS for the Pebble Project.

Northern Dynasty’s main focus in 2018 will be to finalize the option agreement and support, through the Pebble Partnership, development of an EIS and advance the permitting process. The Pebble Partnership team in Anchorage Alaska office has been supplemented with experienced engineering and permitting staff to liaise with the USACE and oversee the necessary field programs and technical studies for the EIS.

Corporate

As at December 31, 2017, the Company has $67.2 million in cash and cash equivalents for its operating requirements. Of this amount, $47.1 million relates to the early option payment received by the Company from First Quantum which is to be used solely on permitting by the Pebble Partnership. As such, the Company has prioritized the allocation of the remaining available financial resources in order to meet key corporate expenditure requirements in the near term. Although the Company will seek financing as necessary to advance its programs, there can be no assurances that it will be successful in obtaining additional financing. If the Company is unable to raise the necessary capital resources to meet obligations as they come due, the Company will at some point have to reduce or curtail its operations.

1.2.1 Pebble Project

The Pebble property (“Pebble”) is located in southwest Alaska, approximately 17 miles from the villages of Iliamna and Newhalen, and approximately 200 miles southwest of the city of Anchorage. Situated in an area of rolling hills approximately 1,000 feet above sea-level and 60 miles from tidewater on Cook Inlet, the site conditions are favorable for successful mine site and infrastructure development.

2The likelihood of a partnering transaction is subject to risks related to the satisfactory completion of due diligence and negotiations, including finalization of definitive agreements and fulfilment of conditions precedent therein, including receipt of all necessary approvals. Such process may not be successfully completed or completed on terms satisfactory to Northern Dynasty.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2017

1.2.1.1 Project History

The Pebble deposit was discovered in 1987 by a prior operator, which by 1997 had developed an initial outline of the deposit.

Northern Dynasty acquired the right to earn an interest in the Pebble property in 2001. Exploration since that time has led to significant expansion of the mineral resources in the Pebble deposit, including a substantial volume of higher grade mineralization in its eastern part. The deposit also remains open to further expansion at depth and to the east. A number of other occurrences of copper, gold and molybdenum have also been identified along the extensive northeast-trending mineralized system that underlies the property. The potential of these earlier-stage prospects has not yet been fully explored.

Comprehensive deposit delineation, environmental, socioeconomic and engineering studies of the Pebble deposit began in 2004. More recently, a Preliminary Assessment of the Pebble Project was completed in 2011, which provided insights into the size and scale of project that the Pebble resource might support. The Pebble Partnership continued to undertake detailed engineering, environmental and socioeconomic studies over the next two years. In February 2014, the US EPA announced a pre-emptive regulatory action under the CWA to consider restriction or a prohibition of mining activities associated with the Pebble deposit.

From 2014-2017, Northern Dynasty and the Pebble Partnership focused on a multi-dimensional strategy, including legal and other initiatives (see section 1.2.1.3) to ward off this action. These efforts were successful, resulting in the joint settlement agreement announced on May 12, 2017 (see section 1.2.1.3, Joint Settlement Agreement). In the latter part of 2017, a project design was developed to take the Pebble Project into permitting. An application for a US Clean Water Act 404 (“CWA 404”) permit was submitted on December 22, 2017, and accepted by USACE in early January 2018, initiating federal permitting for the Pebble Project under NEPA.

From 2001, when Northern Dynasty’s involvement at the Pebble Project began, to December 31, 2017, a total of $837 million (US$775 million) has been invested to advance the project.3

1.2.1.2 Technical Programs

Work in 2017 was directed toward finalizing a development design concept and the necessary documentation to initiate state and federal permitting.

3 Of this, approximately $595 million (US$573 million) was provided by a wholly-owned subsidiary of Anglo American plc which participated in the Pebble Partnership from 2007 to 2013, and the remainder was financed by Northern Dynasty. A major part of the 2007-2013 expenditures were on exploration, resource estimation, environmental data collection and technical studies, with a significant portion spent on engineering of possible mine development models, as well as related infrastructure, power and transportation systems. The mine-site and infrastructure studies completed are not necessarily representative of management’s current understanding of the most likely development scenario for the Project, and accordingly, Northern Dynasty is uncertain whether it can realize significant value from this prior work. Environmental baseline studies and data, as well as geological and exploration information, remain important information available to the Company to advance the Project.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2017

Engineering

Office and field studies were conducted to investigate and advance/update the project design, including:

●	smaller mine concepts, including site layouts and waste management facilities;
●	alternate ore treatment options;
●	alternate tailings storage facility designs, including water management schemes and lined PAG[4] storage;
●	water treatment plants and development of surplus water release strategies;
●	transportation corridor to the south of Lake Iliamna, including road and ferry options;
●	facilities associated with the transportation corridor, including ferry landing sites;
●	a port facility on Cook Inlet, southeast of Lake Iliamna, at the terminus of the transportation corridor; and
●	a natural gas-fired power plant and associated gas pipeline.

2017 Field Program

Additional data was collected in the field to support the project design, with specific focus on the proposed transportation corridor, including:

●	a geophysical survey to ascertain the subsurface conditions at the proposed port site on Cook Inlet;
●	bathymetric surveys at the proposed port site on Cook Inlet and the proposed ferry landings on the north and south side of Lake Iliamna;
●	aerial photography to extend the digital mapping to the complete transportation corridor; and
●	reconnaissance of the proposed transportation corridor to identify alternatives that minimize environmental and social impacts; and instrumentation was fabricated and installed to collect additional ocean data at the port site.

Environmental and Socioeconomic

Environmental Baseline Document and Supplemental Environmental Baseline Document

The 27,000-page Environmental Baseline Document (“EBD”) for the Pebble Project was released to the public in January 2012. The purpose of the EBD and Supplemental EDB (see further details below) is to provide the public, regulatory agencies and the Pebble Partnership with a detailed compendium of pre-development environmental and socioeconomic conditions in the project area. The EBD is based on extensive environmental baseline data that has been collected since 2004 with the goal to design and plan a project that protects clean water, healthy fish and wildlife populations, and other natural resources in the region. The work was conducted by more than 40 respected independent research firms, utilizing over 100 scientific experts and engineering groups, laboratories and support services. Researchers were selected for their specific areas of expertise and Alaskan experience, with cooperating government agencies participating in several studies. Information for the EBD was gathered through field studies, laboratory tests, review of government records and other third-party sources, and interviews with Alaska residents.

The 2012 EBD characterizes a broad range of environmental and social conditions in southwest Alaska – including climate, water quality, wetlands, fish and aquatic habitat, wildlife, land and water use, socioeconomics and subsistence activities during the period 2004-2008 and from some disciplines in 2009. The EBD study is available at http://pebbleresearch.com/.

4 Potentially Acid Generating material

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2017

The full range of data from 2009-2013 period was compiled as part of the 2017 program, and will be presented in the Supplemental EBD (2009 to 2013), which is currently in progress.

2017 Field Program

The 2017 environmental field program was designed to collect additional multidisciplinary environmental baseline data for proposed infrastructure, such as access routes, port and ferry landing sites to characterize the existing conditions for engineering design and permitting purposes. Wetland polygon mapping was also conducted of the proposed mine site and off-site infrastructure areas.

Other

The Pebble environmental team also provided multi-disciplinary scientific input to the engineering design team to optimize transportation corridor alignments while avoiding/minimizing routes in critical habitat areas, and finalize the site water balance and strategic water release plan to protect downstream fish habitat; to prepare the CWA 404 permit application submission to the USACE; and to assist the Public Affairs team with their stakeholder outreach program.

All the 2017 technical work was directed toward preparation and submission of the NEPA permitting application package, which was submitted to USACE in December 2017. The permitting package includes a Project Description, Alternatives Assessment, Mitigation Plan and Reclamation and Closure Plan.

Other Technical Studies

The following information is mainly summarized from the “2018 Technical Report on the Pebble Project, Southwest Alaska, USA”, effective date December 22, 2017 by David Gaunt, PGeo, James Lang, PGeo, Eric Titley, PGeo, Ting Lu, PEng, and Stephen Hodgson, PEng, (“2018 Technical Report”) which is available under Northern Dynasty’s profile at www.sedar.com.

Project Description

The Project Description in the permit application envisages the Pebble deposit being developed as an open pit mine, with associated on and off-site infrastructure, including:

●	a 230 megawatt power plant located at the mine site;
●	an 83-mile transportation corridor from the mine site to a port site on the west side of Cook Inlet;
●	a permanent, year-round port facility near the mouth of Amakdedori Creek on Cook Inlet; and,
●	a 188-mile natural gas pipeline from the Kenai Peninsula to the Pebble Project site.

Following four years of construction activity, the proposed Pebble mine will operate for a period of 20 years. This includes 14 years of mining using conventional drillblast-shovel operations, followed by six years of milling material from a low-grade ore stockpile. The mining rate will average 90 million tons per year, with 58 million tons of mineralized material going through the mill each year (160,000 tons per day), for a life-of-mine waste to mineralized material ratio of 0.1:1.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2017

The development proposed in Pebble’s Project Description is substantially smaller than previous iterations, and presents significant new environmental safeguards, including:

●	a development footprint less than half the size previously envisaged;
●	the consolidation of most major site infrastructure in a single drainage (the North Fork Koktuli), and the absence of any primary mine operations in the Upper Talarik drainage;
●	a more conservative Tailings Storage Facility (“TSF”) design, including enhanced buttresses, flatter slope angles and an improved factor of safety;
●	separation of potentially acid generating (“PAG”) tailings from non-PAG bulk tailings for storage in a fully-lined TSF;
●	no permanent waste rock piles; and
●	no secondary gold recovery plant (no cyanide usage).

The NEPA EIS process requires a comprehensive ‘alternatives assessment’ be undertaken to consider a broad range of development alternatives and, as such, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from the proposed project described in the Project Description.

The EIS process will consider alternative scenarios with respect to a number of aspects of the proposed project. The Company will need to assess and study all of the proposed alternatives that the USACE will be considering as part of the scoping process conducted during the initial phase of the EIS so that an economic analysis can be completed after examination of all the alternatives.

The project proposed as envisaged in the Project Description uses a portion of the currently estimated Pebble mineral resources. This does not preclude development of additional resources in other phases of the project in the future. Any future phases of development are expected to require comprehensive review by federal, state and local regulatory agencies, including a discrete EIS permitting process under NEPA.

Mineral Processing and Metallurgical Testing5

Metallurgical testwork for the Pebble Project was initiated by Northern Dynasty in 2003 and continued to 2013. Metallurgical testwork and associated analytical procedures were performed by recognized testing facilities with extensive experience with these analyses, with this type of deposit, and with the Pebble Project. The samples selected for testing were representative of the various types and styles of mineralization present at the Pebble deposit. The test results on variability samples derived from 103 lock cycle flotation tests (“LCT”) indicate that marketable copper (Cu Con) and molybdenum (Mo Con) concentrates can be produced with gold and silver contents that meet or exceed payable levels in representative smelter contracts.

Metal recoveries used for the previous resource estimate (December 2014) were based on the LCT results of the variability samples, and associated gold leach testwork. This has been updated since secondary recovery using cyanide is not part of the project plan currently advancing through permitting. The flotation tests on composite samples indicate a general increase of metal recoveries when the primary grind size is reduced. Thus, a finer primary grind size (P80 125µm) was incorporated into the metal recovery projection model. The following table provides projected metals recoveries via flotation concentration for metals and a gravity circuit for gold. These recoveries were used for the December 2017 resource estimate.

5 Terminology used in this section:

Hypogene: Processes which occur below the earth's surface and, in mineral deposits, result in precipitation of primary minerals like sulphides.

Locked Cycle Test: A repetitive batch flotation test used in mineral processing laboratories while developing a metallurgical flowsheet.

Supergene: Processes which occur relatively near the surface of the earth and modify or destroy original (hypogene) minerals by oxidation and chemical weathering.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2017

Projected Metallurgical Recoveries

Domain	Flotation Recovery %
	Cu Con, 26% Cu			Mo Con
	Cu	Au	Ag	Mo
Supergene:
Sodic Potassic	78.7	63.6	67.5	53.9
Illite Pyrite	72.1	46.5	67.8	66.3
Hypogene:
Illite Pyrite	89.8	45.6	66.6	76.1
Sodic Potassic	90.1	63.2	67.0	80.1
K Silicate	93.7	63.6	66.5	85.4
QP	94.7	65.2	64.4	80.4
Sericite	89.6	40.6	66.5	75.9
QSP	89.8	32.9	66.9	86.1

Domains are name based on silicate mineralogy within alteration zones.

Illite Pyrite zone has significant amounts of illite (clay mineral) and pyrite (iron sulphide mineral).

K Silicate zone has significant potassium (K) bearing silicate minerals.

Potassic zone with potassium-bearing minerals such as biotite, muscovite or sericite, and/or orthoclase.

QSP is zone with significant Quartz Sericite Pyrite.

Sericite zone has significant sericite, a fine-grained version of muscovite.

Sodic Potassic zone has significant sodium (Na) and potassium (K) bearing minerals.

Sodic zone contains sodium-bearing minerals, most commonly albite feldspar.

Mineral Resource

The current mineral resource, as tabulated below, was estimated using ordinary kriging by David Gaunt, PGeo, a qualified person who is not independent of Northern Dynasty. The effective date of the estimate is December 22, 2017.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This section uses the terms, “measured resources” and “indicated resources”. The Company advises investors that while those terms are recognized and required by Canadian regulations, the US Securities and Exchange Commission (the “SEC”) does not recognize them. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2017

Mineral Resources – Measured and Indicated Categories

Threshold CuEq %	CuEq%	Tonnes	Cu (%)	Au (g/t)	Mo (ppm)	Ag (g/t)	Cu Blb	Au Moz	Mo Blb	Ag Moz
Measured
0.3	0.65	527,000,000	0.33	0.35	178	1.7	3.83	5.93	0.21	28.1
0.4	0.66	508,000,000	0.34	0.36	180	1.7	3.81	5.88	0.20	27.4
0.6	0.77	279,000,000	0.40	0.42	203	1.8	2.46	3.77	0.12	16.5
1.0	1.16	28,000,000	0.62	0.62	302	2.3	0.38	0.56	0.02	2.0
Indicated
0.3	0.77	5,929,000,000	0.41	0.34	246	1.7	53.58	64.81	3.21	316.4
0.4	0.82	5,185,000,000	0.45	0.35	261	1.8	51.42	58.35	2.98	291.7
0.6	0.99	3,455,000,000	0.55	0.41	299	2.0	41.88	45.54	2.27	221.1
1.0	1.29	1,412,000,000	0.77	0.51	343	2.4	23.96	23.15	1.07	109.9
Measured + Indicated
0.3	0.76	6,456,000,000	0.40	0.34	240	1.7	56.92	70.57	3.42	344.6
0.4	0.81	5,693,000,000	0.44	0.35	253	1.8	55.21	64.06	3.18	320.3
0.6	0.97	3,734,000,000	0.54	0.41	291	2.0	44.44	49.22	2.40	237.7
1.0	1.29	1,440,000,000	0.76	0.51	342	2.4	24.12	23.61	1.08	112.0

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This section also uses the term “inferred mineral resources”. The Company advises investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred resource exists, or is economically or legally mineable.

Mineral Resources – Inferred Category

Threshold CuEq %	CuEq%	Tonnes	Cu (%)	Au (g/t)	Mo (ppm)	Ag (g/t)	Cu Blb	Au Moz	Mo Blb	Ag Moz
Inferred
0.3	0.55	4,454,000,000	0.25	0.25	226	1.2	24.54	35.80	2.22	170.4
0.4	0.68	2,646,000,000	0.33	0.30	269	1.4	19.24	25.52	1.57	119.1
0.6	0.89	1,314,000,000	0.48	0.37	292	1.8	13.90	15.63	0.85	75.6
1.0	1.20	361,000,000	0.68	0.45	377	2.3	5.41	5.22	0.30	26.3

Notes: These resource estimates have been prepared in accordance with NI 43-101 and the CIM Definition Standards. Inferred Mineral Resources are considered to be too speculative to allow the application of technical and economic parameters to support mine planning and evaluation of the economic viability of the project.

Copper equivalent (“CuEq”) calculations use metal prices of $1.85/lb for copper, $902/oz for gold and $12.50/lb for molybdenum, and recoveries of 85% for copper 69.6% for gold, and 77.8% for molybdenum in the Pebble West zone and 89.3% for copper, 76.8% for gold, 83.7% for molybdenum in the Pebble East zone. The tabulation is based on a CuEq that incorporates the contribution of copper, gold and molybdenum. Although the estimate includes silver, it was not used as part of the CuEq calculation in order to facilitate comparison with previous estimates which did not consider the silver content or its potential economic contribution.

Contained metal calculations are based on 100% recoveries.

A 0.30% CuEq cut-off is considered to be appropriate for porphyry deposit open pit mining operations in the Americas.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2017

All mineral resource estimates, cut-offs and metallurgical recoveries are subject to change as a consequence of more detailed analyses that would be required in pre-feasibility and feasibility studies.

Community Engagement

Pebble Project technical programs are supported by stakeholder engagement activities in Alaska. The objective of stakeholder outreach programs undertaken by the Pebble Partnership are to:

●	advise residents of nearby communities and other regional interests about Pebble work programs and other activities being undertaken in the field;
●	provide information about the proposed development plan for the Pebble Project, including potential environmental, social and operational effects, proposed mitigation and environmental safeguards;
●	allow the Pebble Partnership to better understand and address stakeholder priorities and concerns with respect to development of the Pebble Project;
●	encourage stakeholder and public participation in the USACE-led EIS permitting process for Pebble; and
●	facilitate economic and other opportunities associated with advancement and development of the Pebble Project for local residents, communities and companies.

In addition to meeting with stakeholder groups and individuals, and providing project briefings in communities throughout Bristol Bay and the State of Alaska, the Pebblre Partnership’s outreach and engagement program includes:

●	workforce and business development initiatives intended to enhance economic opportunities for regional residents and Alaska Native corporations;
●	initiatives to develop partnerships with Alaska Native corporations, commercial fishing interests and other in-region groups and individuals;
●	outreach to elected officials and political staff at the national, state and local levels;
●	outreach to third-party organizations and special interest groups with an interest in the Pebble Project, including business organizations, community groups, outdoor recreation interests, Alaska Native entities, commercial and sport fishery interests, conservation organizations, among others; and
●	ongoing meetings of the Pebble Project Advisory Committee, a group comprised of prominent Alaskan and national figures assembled in 2017 to provide independent, external advice on the Pebble Project as it advances into federal and state permitting.

Through these vaious stakeholder initiatives, the Company seeks to advance a science-based project design that is responsive to stakeholder priorities and concerns, provides meaningful benefits and opportunities to local residents, businesses and Alaska Native village corporations, and energizes the economy of Southwest Alaska.

Plans for 2018

As mentioned in the Overview, Northern Dynasty’s main focus in 2018 will be to finalize the option agreement with First Quantum and support, through the Pebble Partnership, development of an EIS in order to advance the permitting process.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2017

1.2.1.3 Legal Matters

Joint Settlement Agreement

From 2014-2017, Northern Dynasty and the Pebble Partnership were focused on a multi-dimensional strategy that included legal and other initiatives designed to ward off a pre-emptive regulatory action by the EPA under the Clean Water Act. The strategy had a successful outcome.

On May 12, 2017, Northern Dynasty announced that the Pebble Partnership and the EPA had reached a joint settlement agreement over the federal agency’s pre-emptive regulatory action. Key aspects of the agreement include:

●	The EPA agreed the Pebble Project can proceed into normal course permitting under the CWA and NEPA, and that it cannot seek to utilize its authority under CWA 404(c) until such time as a final EIS has been completed by the USACE, so long as that occurs within a period of four years following the settlement agreement, and that the Pebble Partnership files permit applications within 30 months of the date of the settlement agreement.

●	EPA further agreed to initiate a process to consider withdrawing the Proposed Determination it issued under CWA 404(c) in July 2014. The beginning of this process was announced on July 11, 2017, and a public comment period concluded on October 17, 2017. EPA suspended this process in January 2018 (see discussions below under “Proposed Determination”).

●	The Pebble Partnership agreed to terminate permanently and with prejudice three lawsuits it brought against EPA: an action under the Federal Advisory Committee Act, an action challenging EPA’s authority under the CWA; and an action under the Freedom of Information Act.

A copy of the joint settlement agreement is posted under the Company’s SEDAR and EDGAR profiles at www.sedar.com and www.sec.gov, respectively.

The following is a chronology of the events and the actions and initiatives by Northern Dynasty and the Pebble Partnership that ultimately led to the joint settlement agreement.

Environmental Protection Agency and Bristol Bay Watershed Assessment

In February 2011, the EPA announced it would undertake a Bristol Bay Watershed Assessment study focusing on the potential effects of large-scale mine development in Bristol Bay and, specifically the Nushagak and Kvichak area drainages. This process was ostensibly initiated in response to calls from persons and groups opposing the Pebble Project for the EPA to pre-emptively use its asserted authority under Section 404(c) of the CWA to prohibit discharges of dredged or fill material in waters of the US within these drainages. However, evidence exists that the EPA may have been considering a Section 404(c) veto of the Pebble Project at least as far back as 2008 – two years before it received a petition from several Alaska Native tribes.

The EPA’s first draft Bristol Bay Watershed Assessment (“BBWA”) report was released on May 18, 2012. In the Company’s opinion after review with its consultants, the draft report is a fundamentally flawed document. By the EPA’s own admission, it evaluated the effects of a “hypothetical project” that has neither been defined nor proposed by the Pebble Partnership, and for which key environmental mitigation strategies have not yet been developed and, hence, would not yet be known. It is believed by the Company that the assessment was rushed – because it was based on studies conducted over only one year in an area of 20,000 square miles. In comparison, the Pebble Project has studied the ecological and social environment surrounding Pebble for over a decade. The EPA also failed to adequately consider the comprehensive and detailed data that the Pebble Partnership provided as part of its 27,000-page Environmental Baseline Document.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2017

The EPA called for public comment on the quality and sufficiency of scientific information presented in the draft BBWA report. In response, the Pebble Partnership and Northern Dynasty made submissions on the draft report. Northern Dynasty made a presentation highlighting these shortcomings at public hearings held in Seattle, Washington, on May 31, 2012 and in Anchorage, Alaska, on August 7, 2012. In July 2012, the Company also submitted a 635-page critique of the draft report in response to the EPA’s call for public comment, and called upon the EPA to cease such unwarranted actions until such time as a definitive proposal for the development of the Pebble deposit is submitted into the NEPA permitting process.

Concerns about the reasonableness of the basis of risk assessment in the draft EPA report were stated by many of the independent experts on the peer review panel assembled to review the BBWA, as summarized, in a report entitled External Peer Review of EPA’s Draft Document: An Assessment of Potential Mining Impacts on Salmon Ecosystems of Bristol Bay, Alaska released in November 2012. In a wide-ranging critique of the draft report’s methodology and findings, many peer review panellists called the EPA’s effort to evaluate the effects of a “hypothetical mining scenario” on the water, fish, wildlife and cultural resources of Southwest Alaska ”inadequate”, ”premature”, ”unreasonable”, “suspect” and “misleading”.

On April 26, 2013, the EPA released a revised draft of the BBWA report and announced another public comment and Peer Review period. The Pebble Partnership and Northern Dynasty made submissions on the revised draft. In late May 2013, Northern Dynasty filed a 205-page submission which describes the same major shortcomings as the original report published in May 2012.

In mid-January 2014, the EPA released the final version of its BBWA. The report still reflects many of the same fundamental shortcomings as previous drafts.

On February 28, 2014, the EPA announced the initiation of a pre-emptive regulatory action under Section 404(c) of the CWA to consider restriction or a prohibition on mining activities associated with the Pebble deposit in order to protect aquatic resources in southwest Alaska. In late April 2014, the Pebble Partnership submitted a comprehensive response to the EPA’s February 28, 2014 notification letter.

Statutory Authority action

In late May 2014, the Pebble Partnership filed suit in the US District Court for Alaska and sought an injunction to halt the pre-emptive regulatory action initiated by the EPA under the CWA, asserting that, in the absence of a permit application, the action exceeds the federal agency’s statutory authority and violates the Alaska Statehood Act among other federal laws. The State of Alaska and Alaska Peninsula Corporation, an Alaska Native village corporation with extensive land holdings in the Pebble Project area, later joined in the Pebble Partnership’s lawsuit against the EPA as co-plaintiffs. On September 26, 2014, a US federal court in Alaska granted the EPA’s motion to dismiss the case. This ruling did not judge the merits of the statutory authority case, it only deferred that hearing and judgment until after a final Section 404(c) determination has been made by the EPA. The Company also appealed the decision to grant the motion to dismiss to the 9th Circuit Court of Appeals. This appeal was denied in May 2015. The Pebble Partnership retained the option to pursue its statutory authority case in the instance that EPA finalized a pre-emptive regulatory action under the CWA, but this right was waived under the terms of the joint settlement agreement.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2017

Proposed Determination

On July 18, 2014, EPA Region 10 announced a “Proposed Determination” to restrict the discharge of dredged or fill material associated with mining the Pebble deposit in a 268 square mile area should that disposal result in any of the following: loss of five or more miles of streams with documented salmon occurrence; loss of 19 or more miles of streams where salmon are not documented but that are tributaries of streams with documented salmon occurrence; the loss of 1,100 or more acres of wetlands, lakes, and ponds that connect with streams with documented salmon occurrence or tributaries of those streams; and stream flow alterations greater than 20 percent of daily flow in nine or more linear miles of streams with documented salmon occurrence. Northern Dynasty management did not accept that the EPA has the statutory authority to impose conditions on development at Pebble, or any development project anywhere in Alaska or the US, prior to the formal submission of a development plan and its thorough review by federal and state agencies including development of an Environmental Impact Statement and review under NEPA.

On September 19, 2014, the Pebble Partnership submitted a comprehensive legal and technical response to EPA Region 10’s Proposed Determination. Northern Dynasty and the Pebble Partnership maintained that the Proposed Determination is flawed and unsupported by the administrative record as established by the Bristol Bay Watershed Assessment, and was therefore arbitrary and capricious.

As part of the settlement agreement announced on May 12, 2017, EPA agreed to initiate a process to withdraw the Proposed Determination that would have restricted the development of the Pebble Project. The beginning of this process was announced on July 11, 2017, and a public comment period concluded on October 17, 2017. On January 29, 2018, the Company announced that it acknowledged a statement issued by the EPA on January 26, 2018, indicating that the federal agency will continue to support Pebble’s due process rights agreed to in the settlement agreement to allow for normal course permitting although it has suspended the process to consider the withdrawal of the pre-emptive regulatory action initiated under CWA 404(c) in July 2014.

Federal Advisory Committee Act (“FACA”) action

On September 3, 2014, the Pebble Partnership initiated a second action against EPA in federal district court in Alaska charging that EPA violated the FACA due to the federal agency’s close interactions with, and the undue influence of Environmental Non-Governmental Organizations and anti-mining activists in developing the BBWA, and with respect to its unprecedented pre-emptive regulatory action under the CWA. On September 24, 2014, the US federal court judge in Alaska released an order recognizing that the EPA agreed not to take the next step to advance its 404(c) regulatory action with respect to southwest Alaska’s Pebble Project until at least January 2, 2015.

Preliminary Injunction

On November 24, 2014, a US federal court judge in Alaska granted the Pebble Partnership’s request for a preliminary injunction in relation to the FACA case. While the preliminary injunction did not resolve the Pebble Partnership’s claims that the EPA actions with respect to the BBWA and subsequent 404(c) regulatory action violated FACA, the decision permitted the further discovery process of the underlying facts to enable the court to issue a final decision on the merits of the FACA case. Granting of a preliminary injunction also reflected the court’s view that PLP had a likelihood of prevailing on the merits of its case. On June 4, 2015, the federal court in Alaska issued an order denying the EPA’s motion to dismiss this case.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2017

The Pebble Partnership filed numerous requests for production of documents and received tens of thousands of documents produced by the EPA. The Pebble Partnership also served a number of notices of depositions for current and former EPA employees, EPA contractors and relevant third parties. More than a dozen depositions of EPA witnesses were completed. Additionally, the Pebble Partnership had asked the Court to compel the Agency and certain third parties to produce documents relevant to its FACA claims that are being improperly withheld. Had the Pebble Partnership prevailed in its FACA litigation against the EPA, the federal agency may have been unable to rely upon the BBWA as part of the administrative record for any regulatory action at the Pebble Project.

On October 27, 2016, the Pebble Partnership and the EPA filed a joint Notice in federal court stating their intent to enter into mediation in an effort to resolve ongoing litigation under FACA.

The Pebble Partnership and the EPA filed several joint Notices in federal court to stay the ongoing FACA litigation between December 30, 2016 and May 11, 2017, although the Court’s November 2014 Preliminary Injunction remained in effect. During this period, the Pebble Partnership and the EPA engaged in direct discussions, which led to the joint settlement agreement announced on May 12, 2017.

Freedom of Information Act (“FOIA”) action

On October 14, 2014, the Pebble Partnership filed suit in federal district court in Alaska charging that EPA has violated the FOIA by improperly withholding documents related to the Pebble Project, the Bristol Bay Watershed Assessment and consideration of a pre-emptive 404(c) veto under the CWA. The EPA moved for summary judgment claiming that its search for and disclosure of documents was adequate. The Pebble Partnership opposed the government’s motion, pointing out several deficiencies in the EPA’s search parameters and the agency’s overly broad assertion of the deliberative process privilege to withhold documents. On August 24, 2015, the US federal court judge granted in part and deferred in part the EPA’s motion for summary judgement on the FOIA litigation. The court accepted the EPA’s position that it had made an adequate search for documents but left the matter open should the EPA not meet its obligations in the FACA litigation or if additional documents surface. Additionally, the judge ordered EPA to produce a sample of 183 partially or fully withheld documents so that it could conduct an in-camera review of the sample and test the merits of EPA’s withholdings under the deliberative process privilege. Before producing this sample to the Court, EPA chose to voluntarily release 115 documents (or 63% of the sample ordered by the Court), relinquishing its claim of privilege as to these documents.

In briefings before the Court, the Pebble Partnership argued that the voluntary release of 63% of the agency’s same documents conclusively demonstrated that the EPA had been over broad in its assertion of the deliberative process privilege, particularly because the content of the voluntarily released documents was not in fact deliberative. The Court agreed, finding that EPA “improperly withheld documents in full,” and that “many of the documents that defendant released should have been released to begin with because the portions that defendant released were not deliberative.”  It then ordered the EPA to review an additional 65 documents. Of these 65 documents, the EPA voluntarily released 55 documents in whole or in part (or 85% of the documents). Given the EPA’s high rate of release, the Pebble Partnership submitted a brief to the Court arguing that the EPA should be forced to review the remaining documents being withheld and arguing that judgment should not be granted to the agency at this time.  The Court agreed, concluding that it had “no confidence that [EPA] has properly withheld documents, either in full or in part, pursuant to the deliberative process privilege.” The Court reiterated its earlier finding that EPA had been withholding documents that “should never have been withheld to begin with.” As a result, the Court ordered the Agency to re-evaluate all remaining documents EPA is withholding in response to the Pebble Partnership’s January 2014 FOIA request and to submit these documents for in-camera review. After this review, the Court issued an order resolving Pebble’s challenges to the remaining withholdings and forcing EPA, yet again, to produce additional documents that the agency had been improperly withholding for over two years.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2017

Office of the EPA Inspector General (“OIG”) review

Counsel for Northern Dynasty and the Pebble Partnership submitted numerous letters to the independent OIG since January 2014, raising concerns of apprehension of bias, process irregularities and undue influence by environmental organizations in the EPA’s preparation of the Bristol Bay Watershed Assessment. In response to Congressional and other requests, on May 2, 2014, the OIG announced that it would investigate the EPA’s conduct in preparing An Assessment of Potential Mining Impacts on Salmon Ecosystems of Bristol Bay, Alaska, “to determine whether the EPA adhered to laws, regulations, policies and procedures in developing its assessment of potential mining impacts in Bristol Bay, Alaska.” On January 13, 2016, the OIG published its report (the “OIG Report”). While acknowledging significant “scope limitations” in its review and subsequent OIG Report, the OIG concluded that: “we found no evidence of bias in how the EPA conducted its assessment of the Bristol Bay watershed, or that the EPA pre-determined the assessment outcome,” but that an EPA Region 10 employee may have been guilty of “a possible misuse of position.”

Several other investigations of EPA conduct at Pebble contradict the OIG Report. The US Congress’ House Committee on Oversight and Government Reform found “that EPA employees had inappropriate contact with outside groups and failed to conduct an impartial, fact-based review of the proposed Pebble mine.” In addition, a report by former United States Senator and Defense Secretary William S. Cohen and his firm (further described below), said their investigation “raise(s) serious concerns as to whether EPA orchestrated the process to reach a pre-determined outcome; had inappropriately close relationships with anti-mine advocates; and was candid about its decision-making process.”

The findings of the OIG Report did not materially affect the Pebble Partnership’s strategy for addressing the EPA’s CWA Section 404(c) regulatory action. The Company remained confident that the Pebble Project would ultimately enter federal and state permitting unencumbered by any extraordinary development restrictions, a belief borne out by the joint settlement agreement reached with EPA in May 2017.

Cohen report

In March 2015, William Cohen and his firm, The Cohen Group, assisted by the law firm DLA Piper, was retained by the Pebble Partnership to conduct an independent review of whether the EPA acted fairly in connection with its evaluation of potential mining in the Bristol Bay watershed. Secretary Cohen was requested to evaluate the fairness of EPA’s actions and decisions in this matter based upon a thorough assessment of the facts and relying on his experience as a senior government official, as well as his 24 years as a member of the US Senate and House of Representatives.

A team of independent investigators employed by The Cohen Group and DLA Piper reviewed thousands of documents secured through FOIA requests and interviewed approximately 60 individuals involved with the EPA or its review of the Pebble Project. On October 6, 2015, Mr. Cohen released his report entitled Report of an Independent Review of the United States Environmental Protection Agency’s Actions in Connection with its Evaluation of Potential Mining in Alaska’s Bristol Bay Watershed. The report stated the conclusion of Mr. Cohen that he did not believe the EPA used the “fairest and most appropriate process” in its proposed pre-emptive regulatory action under the CWA.

Mr. Cohen urged policymakers to require that the permitting process under NEPA and the regulations developed by the Council on Environmental Quality (the “Permit/NEPA Process”) be followed. Mr. Cohen commented that the Permit/NEPA Process is more comprehensive than the pre-emptive Section 404(c) action employed by the EPA and he could find no valid reason why that process was not used.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2017

The Cohen report also raised a number of concerns about the EPA’s Bristol Bay Watershed Assessment study and the CWA Section 404(c) regulatory action, including possible prejudice and pre-determination of outcomes by the EPA, inappropriately close relationships between certain EPA officials and anti-mine advocates, EPA’s candor with respect to certain actions it took, lack of consistency between the BBWA and the proposed determination, and lack of cooperation by EPA personnel with respect to Congressional queries and FOIA requests.

Northern Dynasty does not consider the Cohen report to constitute an “expert’s” report but rather considers it to constitute an informed view of the Company’s treatment by the EPA expressed by a person familiar with governmental due process goals. Mr. Cohen also appeared before a Congressional committee (House Committee on Science, Space and Technology) with respect to the findings in his report.

US House Committee on Science, Space and Technology

On February 22, 2017, the US House Committee on Science, Space and Technology Chairman, Lamar Smith, sent a letter to the EPA Administrator Scott Pruit recommending that “the incoming Administration rescind the EPA’s proposed determination to use Section 404(c) in a pre-emptive fashion for the Pebble Mine in Bristol Bay, Alaska. This simple action would allow a return to the long-established CWA permitting process and stop attempts by the EPA to improperly expand its authority. Moreover, it would create regulatory certainty for future development projects that will create jobs and contribute to the American economy.”

On March 7, 2018, Chairman of the US House Committee on Science, Space and Technology, Lamar Smith, Chairman of the US House Natural Resources Committee, Rob Bishop, and Chairman of the US Congressional Western Caucus, Paul Grossman, sent a joint letter to the EPA Administrator Scott Pruitt expressing “serious concerns” about the federal agency’s January 26, 2018 announcement that it had suspended the process to withdraw the CWA 404(c) proposed determination initiated at the Pebble Project in July 2014. The joint letter recommended that “EPA clearly states that in the event that the scoping process undertaken by the Corps addresses all of the major issues identified in the 2014 proposed determination, that the EPA will withdraw the determination.” The letter further states that “Using the Corps EIS process to inform the decision on the proposed determination will allow a return to the long-established Clean Water Act permitting process, enforcing the principles of due process and rule of law.”

Other Matters

On February 14, 2017, short seller investment firm Kerrisdale Capital Management LLC published a negative piece (the “Kerrisdale Report”) regarding the Pebble Project. Three putative shareholder class actions were filed against the Company and certain of its current officers and directors in US federal courts, specifically the Central District of California (Los Angeles) and the Southern District of New York (New York City). The cases are captioned: Diaz v. Northern Dynasty Minerals Ltd. et al, Case No. 17-cv-01241 (C.D. Cal.); Kirwin v. Northern Dynasty Minerals Ltd. et al, Case No. 17-cv-01238 (S.D.N.Y.); and Schubert v. Northern Dynasty Minerals, Ltd., et al., Case No. 1:17-CV-02437 (S.D.N.Y.). The complaints appear to rely on the claims made in the Kerrisdale Report and allege damages to a class of investors who purchased shares of the Company prior to the publication of the Kerrisdale Report and allege liability for losses pursuant to Section 10(b) of the Exchange Act of 1934 and SEC Rule 10b-5 thereunder, as well as control person liability against the individual defendants pursuant to Section 20(a) of the Exchange Act.

The plaintiffs in both the Kirwin and Schubert actions voluntarily dismissed their claims without prejudice. The plaintiffs in the Diaz action continue to litigate and filed an amended complaint. The Company filed a motion to dismiss the complaint and the plaintiffs have filed a motion opposing the dismissal to which the Company replied in March 2018. The Company believes that the allegations in the remaining complaint are without merit, and it intends to defend itself vigorously in the Diaz action.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2017

For further information, refer to the Company’s 2017 Annual Information Form which is filed under the Company’s profile on www.sedar.com.

1.2.2 Financing

US$37,444 Bought Deal

In January 2017, the Company completed a bought deal offering of 20,240,000 common shares at a price of US$1.85 per unit for gross proceeds of approximately US$37,440. The offering was made through a syndicate of underwriters co-led by Cantor Fitzgerald Canada Corporation, TD Securities Inc. and BMO Capital Markets.

Part of the net proceeds were used to advance the Company’s Multi-dimensional Strategy to address the pre-emptive regulatory action of the EPA under Section 404 (c) of the CWA and the balance will be used for (i) preparations to initiate federal and state permitting under NEPA; (ii) environmental monitoring, engineering and environmental studies, field investigations and related technical studies to finalize a proposed development plan for the Pebble Project; (iii) enhanced outreach and engagement with political and regulatory offices in the Alaska state and U.S. federal government and among Alaska Native partners and broader regional and state-wide stakeholder groups; (iv) Alaskan corporate, tenure and site maintenance; (v) general corporate purposes; and (vi) working capital requirements.

1.2.3 Market Trends

Copper prices were variable in 2013, 2014 and 2015, and the average annual price decreased each year. Prices were variable to improving for most of 2016, 2017 and so far in 2018. A recent closing price is US$2.99/lb.

In 2013, an uptrend in gold prices that had extended over several years came to an end. Prices were variable from 2013 to 2015, and the average annual prices decreased. Gold prices trended upward for most of 2016, with a drop late in the year. Prices have shown some variability, but trended upward in 2017. Gold prices dropped in late 2017, then rebounded in January 2018, and have been variable since that time. A recent closing price is US$1,332/oz.

Molybdenum prices weakened in 2012 and 2013. Prices increased from January to August 2014, then began a downtrend that continued to the end of 2015. Prices improved in the first half of 2016, then dropped slightly and, largely, have been flat since that time, with a recent price of US$11.79/lb.

Silver prices were buoyant, ranging between $26/oz and $35/oz between October 2011 and the end of 2012, then trended downward in 2013.  Prices were variable in 2014 and 2015, with the average annual prices decreasing in both years.  Prices were variable to increasing during most of 2016, but dropped late in the year.  In 2017, silver prices were variable, tracking gold for the first four months, before taking a dip and rebound similar to gold in December 2017/January 2018. Prices have been variable to decreasing since that time. A recent price is US$16.46/oz.

Average annual prices of copper, gold, molybdenum and silver for the past four years as well as the average prices so far in 2018 are shown in the table below:

Year	Average metal price [1]
	Copper US$/lb	Gold US$/oz	Molybdenum US$/lb	Silver US$/oz
2013	3.32	1,410	10.40	23.80
2014	3.14	1,276	11.91	19.08
2015	2.49	1,160	6.73	15.68
2016	2.21	1,251	6.56	17.14
2017	3.22	1,272	7.26	16.49
2017 (to the date of this MD&A)	3.01	1,340	11.34	16.55

1. Source: LME Official Cash Price as provided at www.metalprices.com

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2017

1.3 Selected Annual Information

The following selected annual information is from the audited consolidated financial statements which have been prepared in accordance with IFRS. Unless otherwise stated, all monetary amounts are expressed in thousands of Canadian dollars except per share amounts, which are expressed in Canadian dollars.

	Fiscal year	Fiscal year	Fiscal year
	2017	2016	2015
Total assets	$202,620	$150,347	$157,704
Total non-current liabilities	$53,799	$–	$–
Total current liabilities	$11,320	$1,500	$2,724

Exploration and evaluation expenses	$22,594	$7,935	$8,718
General and administrative expenses	9,384	6,729	8,272
Legal, accounting and audit	26,358	9,442	17,001
Share-based compensation	5,858	2,995	903
Other items [1]	671	(119)	(1,065)
Loss for the year	$64,865	$26,982	$33,829

Basic and diluted loss per common share	$0.22	$0.11	$0.23
Weighted average number of common shares outstanding (‘000’)	300,511	246,161	146,313

Notes

1.	Other items include interest income and expense, exchange gain or loss, other income, amounts written off and deferred income tax.

1.4 Summary and Discussion of Quarterly Results

All monetary amounts are expressed in thousands of dollars except per share amounts and where otherwise indicated. Minor differences are due to rounding.

Excerpts from Statements of Comprehensive Loss (Income)	Dec 31 2017	Sep 30 2017	Jun 30 2017	Mar 31 2017	Dec 31 2016	Sep 30 2016	Jun 30 2016	Mar 31 2016
Expenses
Exploration and evaluation	$7,078	$9,807	$3,929	$1,780	$2,610	$2,006	$1,294	$2,025
General and administrative	2,099	1,980	2,757	2,548	1,311	1,444	1,844	2,130
Legal, accounting and audit [1]	1,351	1,475	22,227	1,305	984	1,286	3,318	3,854
Share-based compensation	1,319	3,474	558	507	714	1,939	186	156
Other items [2]	(464)	1,152	712	(729)	(95)	(68)	(54)	98
Loss for the quarter	$11,383	$17,888	$30,183	$5,411	$5,524	$6,607	$6,588	$8,263

Basic and diluted loss per common share	$0.04	$0.06	$0.10	$0.02	$0.02	$0.02	$0.03	$0.04
Weighted average number of common shares (000s)	306,004	303,962	301,220	290,650	266,767	264,622	230,920	222,106

1.	Legal costs in 2016 to Q2 2017 incurred primarily to respond to EPA’s potential veto on the Pebble Project. In Q2, 2017, following the settlement with the EPA, additional legal fees became payable (see discussion below). As well from Q1 2017, the Company incurred legal costs in response to the Kerrisdale Report and securities class actions (discussed in “Other Matters” under 1.2.1.3 Legal Matters).

2.	Other items include interest income and expense, exchange gain or loss, gain or loss on disposal of financial assets and plant and equipment.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2017

Discussion of Quarterly Trends

Exploration and evaluation expenses (“E&E”) increased each quarter from Q2 2017 to Q3 2017 as the Company initiated a program of engineering and environmental studies, field investigations and related technical studies with the objective of finalizing a proposed development plan and preparing documentation for federal and state permitting. The CWA 404 permit application was submitted in Q4 2017. In Q3 2017, the Company also recorded the annual claim rental fees payable as compared to the prior years where those fees were recorded in the last quarter of the year. In the prior year, E&E trended down each quarter other than in the last quarter when the Company paid its annual claim rental fees. Other than annual fees for claims, E&E includes costs for Native community engagement, select environmental monitoring programs, site leases, land access agreements and technical studies undertaken.

General and administrative expenses (“G&A”) have fluctuated based on the level of corporate and financing activities undertaken and trended down from Q1 2016 but increased in 2017. In Q1 and Q2 2017, G&A included the costs of discretionary bonuses paid relating to the 2015 and 2016 fiscal periods respectively as well as a performance bonus relating to the completion of the bought deal financing. In Q3 2017, the Group paid a short-term incentive bonus/compensation to its Board’s Chair, CEO and CFO, which was settled 20% in cash and 80% in restricted share units.

Legal, accounting and audit expenses increased significantly in Q2 2017 as the Company recorded additional legal fees payable of approximately US$15,800 following the settlement agreement with the EPA (refer Section 1.2.1.3, Joint Settlement Agreement). In 2017, the Company also incurred approximately US$1,761 in legal costs relating to the Company’s response to the Kerrisdale Report including securities class actions.

Share-based compensation expense (“SBC”) has fluctuated due to the timing and quantum of share purchase option (“option”) grants and the vesting periods associated with these grants. Grants of options occurred in Q3 2017 (5,808,000 options), Q3 2016 (6,206,000 options), Q1 2016 (600,000 options). Grants of deferred share units (“DSUs”) and restricted share units (“RSUs”) also impacted SBC. There were grants in Q3 2017 of 542,371 RSUs and in Q3 2016 of 639,031 RSUs and 458,129 DSUs.

1.5 Results of Operations

The following financial data has been prepared from the Financial Statements for the three months and the year ended December 31, 2017, and is expressed in thousands of Canadian dollars unless otherwise stated.

The Company’s operations and business are not driven by seasonal trends, but rather are driven towards the achievement of project milestones relating to the Pebble Project such as the achievement of various technical, environmental, socio-economic and legal objectives, including obtaining the necessary permits, the completion of pre-feasibility and final feasibility studies, preparation of engineering designs, as well as receipt of financings to fund these objectives along with mine construction.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2017

1.5.1 Results of Operations – Three months and Year ended December 31, 2017 versus 2016

For the three months, the Company recorded an increase in loss of $5,859 due primarily to the increases in E&E of $4,468, G&A of $788, and the increase in SBC of $605.

For the year, the Company recorded an increase in loss of $40,538 due primarily to the increases in legal, accounting and audit expenses ($16,916), E&E ($14,659), SBC ($2,863) and G&A ($2,655).

Exploration and evaluation expenses

The breakdown of E&E for the three months and year as compared to 2016 is as follows:

E&E	Three months		Year
	2017	2016	2017	2016
Engineering	$1,262	$16	$3,602	$282
Environmental	2,890	194	5,260	732
Property fees	2	1,351	1,340	1,351
Site activities	661	228	3,886	1,298
Socio-economic	1,847	798	6,581	4,186
Transportation	240	–	1,480	–
Other activities and travel	176	23	445	86
Total	$7,078	$2,610	$22,594	$7,935

In the current quarter, E&E increased by $4,468 as the Company continued and completed a site field program including engineering and environmental programs (see 1.2.1.2 Technical Programs) which culminated in the submission of a CWA 404 permit application. Transportation costs increased as the Company employed helicopter charters for the field program. Property fees decreased due to timing as the Company recorded the annual claims rentals in the third quarter of 2017. Additional costs were incurred relating to the ongoing Alaska Native community engagement and stakeholder outreach programs (see 1.2.1.2, Community Engagement).

In the year 2017, E&E increased as a result of the site field program, engineering and environmental programs (1.2.1.2 Technical Programs), cost of helicopter charters for the field program and the ongoing Alaska Native community engagement and stakeholder outreach.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2017

General and administrative expenses

The following table provides a breakdown of G&A, and legal, accounting and audit expenses incurred in the three months and year as compared to 2016:

	Three months		Year
	2017	2016	2017	2016
Conference and travel	$200	$75	$507	$366
Consulting	210	18	742	388
Insurance	112	101	427	417
Office costs, including information technology	290	223	960	875
Management and administration	1,035	716	5,395	3,842
Shareholder communication	205	137	1,050	634
Trust and filing	47	41	303	207
Total G&A	2,099	1,311	9,384	6,729
Legal, accounting and audit	1,351	984	26,358	9,442
	$3,450	$2,295	$35,742	$16,171

G&A increased by $788 in the current quarter due primarily to an increase in consulting fees incurred and an increase in management and administration costs, due to the Company paying director fees and an increase in corporate activities. Legal, accounting and audit cost increased by $367 due in part to the Company’s response to the Kerrisdale Report and securities class actions.

For the year, G&A increased by $2,655 due primarily to the increase in management and administration costs, shareholder communication costs and consulting costs. Management and administration included payments for discretionary bonuses in respect to the 2015 and 2016 fiscal years paid to the Pebble Partnership CEO and a 2017 bonus/compensation to the Company’s board Chair, CEO and CFO. Shareholder communication increased due to higher costs incurred to hold the annual general meeting in June 2017 and additional costs for updating the Company’s website. Legal, accounting and audit costs increased by $16,916 as the Company recognized additional legal fees payable to legal counsel as a result of the joint settlement agreement reached by the Pebble Partnership and the EPA (see 1.6 Liquidity and 1.2.1.3 Joint Settlement Agreement) and incurred fees as the Company responded to the Kerrisdale Report and securities class actions.

Other

SBC has fluctuated due to the timing and quantum of option grants, RSUs and DSUs and the vesting periods associated with these grants. In both 2017 and 2016, the Company issued grants of options and DSUs/RSUs in the third quarter (2017 – 5,808,000 options and 542,371 RSUs; 2016 – 6,206,000 options, 458,129 DSUs and 639,031 RSUs). In Q1 2016, the Company also issued 600,000 options.

1.5.2 Financial position as at December 31, 2017 versus December 31, 2016

The total assets of the Company increased by $52,273 due largely to the increase in cash and cash equivalents as a result of the completion of the bought deal financing, the receipt of the early option payment from First Quantum, and proceeds from the exercise of options and warrants during the year.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2017

1.6 Liquidity

The Company’s major sources of funding has been the issuance of equity securities for cash, primarily through private placements and prospectus offerings to sophisticated investors and institutions, and the issue of common shares pursuant to the exercise of options and warrants~~.~~ The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

As at December 31, 2017, the Company had cash and cash equivalents of $67,158 which represents an increase of $59,962 from December 31, 2016 as the Company completed a bought deal financing (refer 1.2.2 Financing), received the early option payment of US$37,500 ($47,149) from First Quantum late in December 2017, and received $11,620 from the exercise of options and warrants during the year. The Company employed $43,019 in its operating activities in year ended December 31, 2017. The Company is requied to utilize the non-refundable early option funds solely for permitting related expenditures at the Pebble Project. The Company has prioritized the allocation of its remaining available financial resources to meet key corporate expenditure requirements in the near term. Additional financing may be required to progress any material expenditures at the Pebble Project in 2018 if no formal agreement is entered into by the Pebble Partnership and First Quantum and for working capital. There can be no assurances that the Company will be successful in obtaining additional financing at that point. If the Company is unable to raise the necessary capital resources to meet obligations as they come due, the Company will have to reduce or curtail its operations at some point.

At December 31, 2017, the Company had working capital of $56,832 as compared to $6,375 at December 31, 2016. The Company has no capital lease obligations, operating leases or any other long-term obligations other than those disclosed below:

The following commitments and payables existed at December 31, 2017:

		Payments due by period as of the reporting date
	Total	≤ 1 year	1-5 years	> 5 years
Trade and other payables [1]	$10,268	$10,268	$–	$–
Payables to related parties	633	633	–	–
Lease commitments	1,331	370	961	–
Long-term payables [1]	6,650	–	6,650	–
Total	$18,882	$11,271	$7,611	$–

Notes to table

1.	As a result of the joint settlement agreement between the Company and the EPA in May 2017, the Company’s legal counsel are due US$16,602 in additional legal fees (“success fees”) of which US$15,867 is payable in three annual instalments of US$5,289 and the balance of US$735 is payable within the year. The first annual instalment was paid in December 2017. The next two instalments are payable in December 2018 and 2019 respectively. Of the balance of US$735, US$100 was paid in December 2017.

2.	US dollar amounts have been converted at the year end rate of $1.2573 / US dollar.

The Company has no “Purchase Obligations”, defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. The Company is responsible for maintenance payments on the Pebble Project claims and routine site and office leases (included in table above).

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2017

1.7 Capital Resources

The Company’s capital resources consist of its cash reserves, which include its cash and equivalents. As at December 31, 2017, other than noted in 1.6 Liquidity, the Company has no other long-term debt and no commitments for material capital expenditures.

The Company has no lines of credit or other sources of financing.

1.8 Off-Balance Sheet Arrangements

As at December 31, 2017, the Company had no off-balance sheet arrangements.

1.9 Transactions with Related Parties

Transactions with Hunter Dickinson Services Inc. (“HDSI”)

Hunter Dickinson Inc. (“HDI”) and its wholly owned subsidiary, HDSI are private companies established by a group of mining professionals engaged in advancing and developing mineral properties for a number of private and publicly-listed exploration companies, one of which is the Company.

Current directors of the Company namely Robert Dickinson and Ron Thiessen are active members of the HDI Board of Directors. Marchand Snyman, the Company’s CFO, is also an active member of the HDI Board of Directors. Other key management personnel of the Company – Doug Allen, Stephen Hodgson, Bruce Jenkins, Sean Magee and Trevor Thomas – are active members of HDI’s senior management team.

The business purpose of the related party relationship

HDSI provides technical, geological, corporate communications, regulatory compliance, administrative and management services to the Company, on an as-needed and as-requested basis from the Company.

HDSI also incurs third party costs on behalf of the Company. Such third party costs include, for example, directors and officers insurance, travel, conferences, and technology services.

As a result of this relationship with HDSI, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time experts. The Company benefits from the economies of scale created by HDSI.

The measurement basis used

The Company procures services from HDSI pursuant to an agreement (the “Services Agreement”) dated July 2, 2010 whereby HDSI agreed to provide technical, geological, corporate communications, administrative and management services to the Company. A copy of the Services Agreement is publicly available under the Company’s profile at www.sedar.com.

Services from HDSI are provided on a non-exclusive basis as required and as requested by the Company. The Company is not obligated to acquire any minimum amount of services from HDSI. The fees for services is determined based on an agreed upon charge-out rate for each employee performing the service and the time spent by the employee. The charge-out rate also includes overhead costs such as office rent, information technology services and administrative support. Such charge-out rates are agreed and set annually in advance.

Third party expenses are billed at cost, without any markup.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2017

Ongoing contractual or other commitments resulting from the related party relationship

There are no ongoing contractual or other commitments resulting from the Company’s transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days’ notice from either party.

Transactions during the Reporting Period and Balances with HDSI at the end of the Reporting Period

Disclosure as to transactions with HDSI and any amounts due to or from HDSI is provided in Note 8(b) in the notes to the Consolidated Financial Statements which accompany this MD&A and which are available under the Company’s profile at www.sedar.com.

Key Management Personnel

The required disclosure for the remuneration of the Company’s key management personnel is provided in Note 8(a) in the notes to the Interim Financial Statements which accompany this MD&A and which are available under the Company’s profile at www.sedar.com.

1.10 Fourth Quarter

Discussed in Section 1.5.1 Results of Operations – Three months and Year ended December 31, 2017 versus 2016

1.11 Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course, before the Board of Directors for consideration.

The Company has signed a framework agreement with First Quantum which contemplates that an affiliate of First Quantum may subsequently execute an option agreement with the Group. The option agreement contemplates an option payment of US$150 million staged over four years which will entitle First Quantum to acquire the right to earn a 50% interest in the Pebble Partnership for US$1.35 billion. First Quantum’s entry into the option agreement is contingent upon the completion of due diligence, obtaining necessary regulatory approvals and the successful negotiation of the final form of the option agreement and associated commercial agreements.

1.12 Critical Accounting Estimates

The required disclosure is provided in Note 2 in the notes to the Consolidated Financial Statements which accompany this MD&A and which are available under the Company’s profile at www.sedar.com.

1.13 Changes in Accounting Policies including Initial Adoption

The required disclosure is provided in Note 2 in the notes to the Consolidated Financial Statements which accompany this MD&A and which are available under the Company’s profile at www.sedar.com.

Page | 28

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2017

1.14 Financial Instruments and Other Instruments

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents and restricted cash, some of which is held in business accounts, guaranteed investment certificates, government treasury bills, and amounts receivable. The Company limits the exposure to credit risk by only investing with high-credit quality financial institutions in business and saving accounts, guaranteed investment certificates, and in government treasury bills, which are available on demand by the Group as and when required or mature in timeframes appropriate to the needs of the Company. There has been no change in the Company’s objectives and policies for managing this risk except for changes in the carrying amounts of financial assets exposed to credit risk, and there was no significant change to the Company’s exposure to credit risk during the year ended December 31, 2017. Amounts receivable include receivable balances with government agencies, prepaid expenses and refundable deposits. Management has also concluded that there is no objective evidence of impairment to the Company’s amounts receivable.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. There has been no change in the Company’s objectives and policies for managing this risk. The Company’s liquidity position is discussed further in Section 1.6 Liquidity.

Foreign Exchange Risk

The Company is subject to both currency transaction risk and currency translation risk: the Pebble Partnership, Pebble Services Inc. and U5 Resources Inc. have the US dollar as functional currency; and certain of the Company’s corporate expenses are incurred in US dollars. The fluctuation of the US dollar in relation to the Canadian dollar has an impact upon the losses incurred by the Company as well as the value of the Company’s assets and total shareholders’ equity as the Company’s functional and presentation currency is the Canadian dollar. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

There has been no change in the Company’s objectives and policies for managing this risk, except for the changes in the carrying amounts of the financial assets exposed to foreign exchange risk. During the year ended December 31, 2017, the Company completed a bought deal financing in US dollars (refer 1.2.2 Financing), has recognized additional legal fees payable in US dollars and received an early option payment in US dollars. As a result, the Company’s exposure to foreign exchange risk has increased as follows:

Page | 29

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2017

	December 31	December 31
US dollar denominated financial assets and liabilities	2017	2016
Financial assets:
Amounts receivable	$552	$326
Restricted Cash	757	–
Cash and cash equivalents	59,326	2,232
	60,635	2,558
Financial liabilities:
Long term payables	(6,650)	–
Payables to related parties	(93)	–
Trade and other payables	(10,102)	(652)
	(16,845)	(652)
Net financial (liabilities) assets exposed to foreign currency risk	$43,790	$1,906

Based on the above net exposures and assuming that all other variables remain constant, a 10% change in the value of the Canadian dollar relative to the US dollar would result in a gain or loss, expressed in thousands, of $4,379 (December 31, 2016 – $191) in the period reported. This sensitivity analysis includes only outstanding foreign currency denominated monetary items.

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. There has been no change in the Company’s objectives and policies for managing this risk and no significant change to the Company’s exposure to interest rate risk during the year ended December 31, 2017.

Commodity price risk

While the value of the Company’s Pebble Project is related to the price of copper, gold, molybdenum and silver and the outlook for these minerals, the Company currently does not have any operating mines and hence does not have any hedging or other commodity based risks in respect of its operational activities.

Copper, gold, molybdenum and silver prices have fluctuated widely historically and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

Capital Management

The Company’s policy is to maintain a strong capital base to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Company currently consists of equity, comprising share capital and reserves, net of accumulated deficit.

There were no changes in the Company’s approach to capital management during the period. The Company is not subject to any externally imposed capital requirements.

1.15 Other MD&A Requirements

Additional information relating to the Company, including the Company’s 2017 Annual Information Form, is available under the Company’s profile on SEDAR at www.sedar.com.

Page | 30

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2017

1.15.1 Disclosure of Outstanding Share Data

The capital structure of the Company as of March 28, 2018, is shown in the following table:

Number
Common shares issued and outstanding	311,816,308
Share options pursuant to the Company’s incentive plan	19,814,431
Deferred share units	458,129
Restricted share units	506,495
Warrants and non-incentive plan options[1]	31,766,107

Note to table:

1.	Non-incentive plan options make up 327,700 of the total. These were issued on the acquisition of Cannon Point in October 2015. Warrants make up the balance and were issued pursuant to the acquisition of Mission Gold in December 2015 and the prospectus and private placement financings in June 2016 and July 2016 respectively.

1.15.2 Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), have evaluated the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

1.15.3 Management’s Report on Internal Control over Financial Reporting

The Company’s management, including the CEO and the CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting (“ICFR”) is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. The Company’s ICFR includes those policies and procedures that:

●	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and

●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

The Company’s management assessed the effectiveness of the Company’s ICFR as of December 31, 2017. In making the assessment, it used the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on their assessment, management has concluded that, as of December 31, 2017, the Company’s ICFR was effective based on those criteria.

Page | 31

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2017

1.15.4 Changes in Internal Control over Financial Reporting

There has been no change in the Company’s ICFR that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR.

1.15.5 Limitations of Controls and Procedures

The Company’s management, including its CEO and CFO, believe that any system of disclosure controls and procedures or ICFR, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Page | 32

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2017

1.15.6 Risk Factors

The securities of Northern Dynasty are highly speculative and subject to a number of risks. A prospective investor or other person reviewing Northern Dynasty for a prospective investor should not consider an investment in Northern Dynasty unless the investor is capable of sustaining an economic loss of their entire investment. The risks associated with Northern Dynasty’s business include:

Inability to Ultimately Achieve Mine Permitting and Build a Mine at the Pebble Project.

The Company may ultimately be unable to secure the necessary permits under United States Federal and Alaskan State laws to build and operate a mine at the Pebble Project. There is no assurance that the EPA will not seek to undertake future regulatory action to impede or restrict the Pebble Project. In addition, there are prominent and well organized opponents of the Pebble Project and the Company may be unable, even if we present solid scientific and technical evidence of risk mitigation, to overcome such opposition and convince governmental authorities that a mine should be permitted at the Pebble Project. The Company faces not only the permitting and regulatory issues typical of companies seeking to build a mine, but additional public and regulatory scrutiny due to its location and likely size. Accordingly, there is no assurance that the Company will obtain the required permits. The Company has filed a CWA 404 permit application with the US Army Corps of Engineers, which triggered an EIS process under NEPA. The EIS process under NEPA, and the requirement for the Company to secure a broad range of other permits and authorizations from multiple federal and state regulatory agencies will take several years. After all permits necessary to begin construction are in hand, a number of years would be required to finance and build a mine and commence operations. During these periods, the Company would likely have no income and so would require additional financing to continue its operations. Unless and until we build a mine at the Pebble Project, we will be unable to achieve revenues from operations and may not be able to sell or otherwise recover our investment in the Pebble Project, which would have a material adverse effect on the Company and an investment in the Company’s common shares.

Risk of Secure Title or Property Interest

There can be no certainty that title to any property interest acquired by the Company or any of its subsidiaries is without defects. Although the Company has taken reasonable precautions to ensure that legal title to its properties is properly documented, there can be no assurance that its property interests may not be challenged or impugned. Such property interests may be subject to prior unregistered agreements or transfers or other land claims, and title may be affected by undetected defects and adverse laws and regulations.

The Pebble Partnership’s mineral concessions at Pebble are located on State of Alaska lands specifically designated for mineral exploration and development. Alaska is a stable jurisdiction with a well-developed regulatory and legal framework for resource development and public lands management, a strong commitment to the rule of law and lengthy track record for encouraging investment in the development if its land and natural resources.

The Pebble Project is Subject to Political and Environmental Regulatory Opposition

As is typical for a large scale mining project, the Pebble Project faces organized opposition from certain individuals and organizations who are motivated to preclude any possible mining in the Bristol Bay Watershed (the “BBW”). The BBW is an important wildlife and salmon habitat area. Accordingly, one of the greatest risks to the Pebble Project is seen to be political/permitting risk which may ultimately preclude construction of a mine at the Pebble Project. Opposition may include legal challenges to exploration and development permits, which may delay or halt development. Other tactics may also be employed by opposition groups to delay or frustrate development at Pebble, included political and public advocacy, electoral strategies, media and public outreach campaigns and protest activity.

Page | 33

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2017

The Pebble Partnership’s Mineral Property Interests Do Not Contain Any Ore Reserves or Any Known Body of Economic Mineralization

Although there are known bodies of mineralization on the Pebble Project, and the Pebble Partnership has completed core drilling programs within, and adjacent to, the deposits to determine measured and indicated resources, there are currently no known reserves or body of commercially viable ore and the Pebble Project must be considered an exploration and feasibility evaluation project only. Extensive additional work is required before Northern Dynasty or the Pebble Partnership can ascertain if any mineralization may be economic and hence constitute “ore”.

Mineral Resources Disclosed by Northern Dynasty or the Pebble Partnership for the Pebble Project are Estimates Only

Northern Dynasty has included mineral resource estimates that have been made in accordance with NI 43-101. These resource estimates are classified as “measured resources”, “indicated resources” and “inferred resources”. Northern Dynasty advises investors that while these terms are mandated by Canadian securities administrators, the SEC does not recognize these terms. Investors are cautioned not to assume that any part or all of mineral deposits classified as “measured resources” or “indicated resources” will ever be converted into ore reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

All amounts of mineral resources are estimates only, and Northern Dynasty cannot be certain that any specified level of recovery of metals from the mineralized material will in fact be realized or that the Pebble Project or any other identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body that can be economically exploited. Mineralized material which is not mineral reserves does not have demonstrated economic viability. In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices and actual results of mining. There can be no assurance that any future economic or technical assessments undertaken by the Company with respect to the Pebble Project will demonstrate positive economics or feasibility.

Negative Operating Cash Flow

The Company currently has a negative operating cash flow and will continue to have that for the foreseeable future. Accordingly, the Company will require substantial additional capital in order to fund its future exploration and development activities. The Company does not have any arrangements in place for this funding and there is no assurance that such funding will be achieved when required. Any failure to obtain additional financing or failure to achieve profitability and positive operating cash flows will have a material adverse effect on its financial condition and results of operations.

Page | 34

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2017

Northern Dynasty Has No History of Earnings and No Foreseeable Earnings, and May Never Achieve Profitability or Pay Dividends

Northern Dynasty has only had losses since inception and there can be no assurance that Northern Dynasty will ever be profitable. Northern Dynasty has paid no dividends on its shares since incorporation. Northern Dynasty presently has no ability to generate earnings as its mineral properties are in the pre-development stage.

Northern Dynasty’s Consolidated Financial Statements have been Prepared Assuming Northern Dynasty will Continue on a Going Concern Basis

Northern Dynasty’s Interim Financial Statements have been prepared on the basis that Northern Dynasty will continue as a going concern. At December 31, 2017, Northern Dynasty had working capital of $56,832. With the receipt of the early option payment from First Quantum, Northern Dynasty is required to utilize these funds solely for permitting related expenditures at the Pebble Project. Northern Dynasty has prioritized the allocation of the remaining available financial resources to meet key corporate and Pebble Project expenditure requirements in the near term. Additional financing will be required for continued corporate expenditures and material expenditures at the Pebble Project. Northern Dynasty’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interest are entirely dependent upon the existence of economically recoverable mineral reserves at the Pebble Project, the ability of the Company to finance its operating costs, the completion of the exploration and development of the Pebble Project, the Pebble Partnership obtaining the necessary permits to mine, and on future profitable production at the Pebble Project. Furthermore, failure to continue as a going concern would require that Northern Dynasty’s assets and liabilities be restated on a liquidation basis, which would likely differ significantly from their going concern assumption carrying values. Refer also to discussion in 1.6 Liquidity.

As the Pebble Project is Northern Dynasty’s only Mineral Property Interest, the Failure to Establish that the Pebble Project Possesses Commercially Viable and Legally Mineable Deposits of Ore may cause a Significant Decline in the Trading Price of Northern Dynasty’s Common Shares and Reduce its ability to obtain New Financing

The Pebble Project is, through the Pebble Partnership, Northern Dynasty’s only mineral project. Northern Dynasty’s principal business objective is to carry out further exploration and related activities to establish whether the Pebble Project possesses commercially viable deposits of ore. If Northern Dynasty is not successful in its plan of operations, Northern Dynasty may have to seek a new mineral property to explore or acquire an interest in a new mineral property or project. Northern Dynasty anticipates that such an outcome would adversely impact the price of Northern Dynasty’s common shares. Furthermore, Northern Dynasty anticipates that its ability to raise additional financing to fund exploration of a new property or the acquisition of a new property or project would be impaired as a result of the failure to establish commercial viability of the Pebble Project.

If prices for copper, gold, molybdenum and silver decline, Northern Dynasty may not be able to raise the additional financing required to fund expenditures for the Pebble Project

The ability of Northern Dynasty to raise financing to fund the Pebble Project, will be significantly affected by changes in the market price of the metals for which it explores. The prices of copper, gold, molybdenum and silver are volatile, and are affected by numerous factors beyond Northern Dynasty’s control. The level of interest rates, the rate of inflation, the world supplies of and demands for copper, gold, molybdenum and silver and the stability of exchange rates can all cause fluctuations in these prices. Such external economic factors are influenced by changes in international investment patterns and monetary systems and political developments. The prices of copper, gold, molybdenum and silver have fluctuated in recent years, and future significant price declines could cause investors to be unprepared to finance exploration of copper, gold, molybdenum and silver, with the result that Northern Dynasty may not have sufficient financing with which to fund its exploration activities.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2017

Mining is Inherently Dangerous and Subject to Conditions or Events Beyond the Company’s Control, which Could have a Material Adverse Effect on the Company’s Business

Hazards such as fire, explosion, floods, structural collapses, industrial accidents, unusual or unexpected geological conditions, ground control problems, power outages, inclement weather, seismic activity, cave-ins and mechanical equipment failure are inherent risks in the Company’s exploration, development and mining operations. These and other hazards may cause injuries or death to employees, contractors or other persons at the Company’s mineral properties, severe damage to and destruction of the Company’s property, plant and equipment and mineral properties, and contamination of, or damage to, the environment, and may result in the suspension of the Company’s exploration and development activities and any future production activities. Safety measures implemented by the Company may not be successful in preventing or mitigating future accidents.

Northern Dynasty Competes with Larger, Better Capitalized Competitors in the Mining Industry

The mining industry is competitive in all of its phases, including financing, technical resources, personnel and property acquisition. It requires significant capital, technical resources, personnel and operational experience to effectively compete in the mining industry. Because of the high costs associated with exploration, the expertise required to analyze a project’s potential and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over Northern Dynasty. Northern Dynasty faces strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities than Northern Dynasty possesses. As a result of this competition, Northern Dynasty may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms Northern Dynasty considers acceptable or at all.

Compliance with Environmental Requirements will take Considerable Resources and Changes to these Requirements could Significantly Increase the Costs of Developing the Pebble Project and Could Delay These Activities

Northern Dynasty and the Pebble Partnership must comply with stringent environmental legislation in carrying out work on the Pebble Project. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Changes in environmental legislation could increase the cost to the Pebble Partnership of carrying out its exploration and, if warranted, development of the Pebble Project. Further, compliance with new or additional environmental legislation may result in delays to the exploration and, if warranted, development activities.

Changes in Government Regulations or the Application thereof and the Presence of Unknown Environmental Hazards on Northern Dynasty’s Mineral Properties May Result in Significant Unanticipated Compliance and Reclamation Costs

Government regulations relating to mineral rights tenure, permission to disturb areas and the right to operate can adversely affect Northern Dynasty. Northern Dynasty and the Pebble Partnership may not be able to obtain all necessary licenses and permits that may be required to carry out exploration at our projects. Obtaining the necessary governmental permits is a complex, time-consuming and costly process. The duration and success of efforts to obtain permits are contingent upon many variables not within our control. Obtaining environmental permits may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary approvals and permits will be obtained and, if obtained, that the costs involved will not exceed those that we previously estimated. It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that we would not proceed with the development or operation of a mine at the Pebble Project.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2017

Litigation

The Company was until recently, and may in future be subject to legal proceedings, including with regard to actions discussed in Other Matters in 1.2.1.3 Legal Matters in the pursuit of its Pebble Project. Given the uncertain nature of these actions, the Company cannot reasonably predict the outcome thereof. If the Company is unable to resolve these matters favorably, it will likely have a material adverse effect of the Company.

Northern Dynasty is Subject to Many Risks that are Not Insurable and, as a Result, Northern Dynasty will Not Be Able to Recover Losses through Insurance Should Such Certain Events Occur

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development. Northern Dynasty may become subject to liability for pollution, cave-ins or hazards against which it cannot insure. The payment of such liabilities could result in increase in Northern Dynasty’s operating expenses which could, in turn, have a material adverse effect on Northern Dynasty’s financial position and its results of operations. Although Northern Dynasty and the Pebble Partnership maintain liability insurance in an amount which we consider adequate, the nature of these risks is such that the liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or Northern Dynasty and the Pebble Partnership might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event Northern Dynasty could incur significant liabilities and costs that could materially increase Northern Dynasty’s operating expenses.

If Northern Dynasty Loses the Services of the Key Personnel that it Engages to Undertake its Activities, then Northern Dynasty’s Plan of Operations May Be Delayed or be More Expensive to Undertake than Anticipated

Northern Dynasty’s success depends to a significant extent on the performance and continued service of certain independent contractors, including HDSI (refer 1.9 Transactions with Related Parties). The Company has access to the full resources of HDSI, an experienced exploration and development firm with in-house geologists, engineers and environmental specialists, to assist in its technical review of the Pebble Project. There can be no assurance that the services of all necessary key personnel will be available when required or if obtained, that the costs involved will not exceed those that we previously estimated. It is possible that the costs and delays associated with the loss of services of key personnel could become such that we would not proceed with the development or operation of a mine at the Pebble Project.

The Market Price of Northern Dynasty’s Common Shares is Subject to High Volatility and Could Cause Investor Loss.

The market price of a publicly traded stock, especially a resource issuer like Northern Dynasty, is affected by many variables in addition to those directly related to exploration successes or failures. Such factors include the general condition of markets for resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public markets for the stock. The effect of these and other factors on the market price of the Company’s common shares suggests Northern Dynasty’s shares will continue to be volatile. Therefore, investors could suffer significant losses if Northern Dynasty’s shares are depressed or illiquid when an investor needs to sell Northern Dynasty shares.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2017

Northern Dynasty Will Require Additional Funding to Meet the Development Objectives of the Pebble Project.

Northern Dynasty will need to raise additional financing (through share issuances, debt or asset level partnering) to achieve permitting and development of the Pebble Project. In addition, a positive production decision at the Pebble Project would require significant capital for project engineering and construction. Accordingly, the continuing development of the Pebble Project will depend upon Northern Dynasty’s ability to obtain financing through debt financing, equity financing, the joint venturing of the project, or other means. There can be no assurance that Northern Dynasty will be successful in obtaining the required financing, or that it will be able to raise the funds on terms that do not result in high levels of dilution to shareholders.

Inability to Complete the First Quantum Transaction

The successful completion of a partnering transaction is subject to risks related to the satisfactory completion of due diligence and negotiations, including finalization of definitive agreements and fulfilment of conditions precedent therein, including receipt of all necessary approvals. The transaction may not be successfully completed or completed on terms satisfactory to the Company. Accordingly, the continuation of current and proposed permitting activities and the development of the Pebble Project may depend upon Northern Dynasty’s ability to complete the transaction. There can be no assurance that Northern Dynasty will be successful in that regard, failing which the continuation of these activities will require that the Company secure additional financing from alternative sources (see above).

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